SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Quarterly Results 2007 - January - September" dated on November 06, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

São Paulo, November 06, 2007

Quarterly Results 2007 January – September

INDEX

HIGHLIGHTS	2
REVENUES HIGHLIGHTS	5
OPERATING EXPENSES HIGHLIGHTS	8
OTHER HIGHLIGHTS	10
CORPORATE EVENTS	11
DIVIDENDS AND INTEREST ON OWN CAPITAL	13
ADDITIONAL NOTES	14
SUBSEQUENT EVENTS	15
HISTORICAL SUMMARY	16
INCOME STATEMENTS	18
BALANCE SHEET	19
OPERATING DATA	20
TARIFFS	21
LOANS AND FINANCING	22

Quartely Results - As a result of the corporate restructuring of Telefônica Data Brasil Holding S.A. (TDBH) and Telesp, which took place on July 28, 2006, the consolidated number of the Company for the period ended on September 30, 2006 include the results of the partial spin-off of Telefônica Empresas and the fully owned subsidiary Telefônica Empresas S.A. in approximately 2 months (from July 28, 2006 to September 30, 2006), while the results for the period ended on September 30, 2007 contemplate the operations of the whole current period and this fact should be taken into account for the comparison of the presented periods.

HIGHLIGHTS

Trio Telefônica is a bundled offer of PayTV, Broadband and Local calls, launched on August 12, 2007. Offered in all company’s concession area, this product is a differentiated option in the market due to its flexibility in composing bundles of TV and speeds in broadband services. The customer can also choose mini-bundles, divided by channels genre, such as documentary, kids, variety, action, world and movies. On September 30, 2007, the company launched bundles with GloboSat content, expanding even more the PayTV offer.

ADSL is offered under the brand name “Speedy” and reached 1,935,696 clients in September 2007, a 6.9% increase over 2Q07. When compared to September 2006, the growth was of 456 thousand accesses or 30.8%, in line with the upward trend of last quarters. Investments in broadband through telephony line are the Company’s priority since its launch in 2001 and reinforce Telesp’s commitment in improving the offer and quality of products and services to its clients, allowing a service each time better and becoming ever more competitive.

Alternative Plans for Fixed Telephony – Through the alternative plans for fixed telephony, the Company takes advantage of its existing installed capacity, makes clients loyal and serves each time better the different market segments with more adequate choices for access to fixed telephony. This reflects the commitment of Telesp related to the universalization of telecommunication services in the state of São Paulo, higher than the regulatory demands, and the democratization of communication and information accesses. In the last quarter, the base of Alternative Plans increased about 947 thousand and already represents more than 50% of the total lines in service. It is worth noting the success of the Plans of Minutes that offer progressive discounts depending on the contracted volume of minutes. There are versions for fixed-to-fixed, fixed-to-mobile and intra-state long distance calls.

Results January – September 2007 - TELESP 2

The net operating revenues for the 9M07 totaled R$10,991.0 million and when compared to the R$10,877.5 million of revenues reached in the same period of 2006, an increase of R$113.5 million or 1.0% is recorded. This is mainly due to the growth of the packet data communication revenues due to the internalization of services rendered by the subsidiary Telefônica Empresas S.A, occurred on July 28, 2006, the growth of the “Speedy” service, the growth of the public telephony revenues, besides the increase of other revenues, due to the increase of digital services of network (e.g.: service of calls identification). These effects were partially offset by a reduction in interconnection revenues, due to the new interconnection rules in place as of January 1, 2007, as such TU-RL was limited to up to 40.0% of the value related to local minute public tariff, by a reduction in the infrastructure rental, local service and inter-network revenues (fixed-to-mobile), this last one mainly due to the increase in anti-fraud measures.

When comparing the 3Q07 with the 3Q06, there is a decrease of R$35.2 million or 1.0%, mainly explained by a decrease in interconnection, infrastructure rental and local service revenues, partially offset by the growth of data transmission revenues and by the increase of Detecta (service of calls identification).

The EBITDA margin for 9M07 was 42.7%, a decrease of 5.7 p.p. when compared to the same period of the last year. When comparing the 3Q07 with the 3Q06, a decrease of 10.7 p.p. is shown. Excluding the reversion effect of the federal tax contingency of R$257.6 million in the 3Q06, this decrease would have been 3.3 p.p. and 3.6 p.p., respectively.

The consolidated Capex until 9M07 was R$1,329.5 million. This figure is in line with the Telefónica’s strategy of investing in the network modernization and expansion to offer communication services of voice, data and video.

Results January – September 2007 - TELESP 3

On September 30, 2007, the total net indebtedness of the Company was R$1,239.0 million, a reduction of 19.9% over the same period of the previous year. On June 30, 2007, the total net indebtedness of the Company was R$2,187.0 million. Telesp’s indebtedness profile is optimized taking into account the financing conditions and alternatives available in the financial market and the economic-financial situation of the Company at each moment.

The alteration of the debt profile in the 3Q07 is due to the renegotiation of debentures on September 01, 2007, maturing on September 01, 2010.

Results January – September 2007 - TELESP 4

REVENUES HIGHLIGHTS

Gross Operating Revenue in the 9M07 reached R$15,917.1 million, representing an increase of R$512.2 million, or 3.3%, compared to the same period of the previous year. When comparing the 3Q07 with 3Q06, an increase of R$55.8 million, or 1.1% is shown.

The changes are explained as follows:

Monthly Subscription Fee: reached R$4,286.3 million in the 9M07, representing an increase of R$38.3 million or 0.9% compared to the same period of the previous year. This increase is mainly explained by the successful commercialization of alternative fixed telephony plans, besides the tariff adjustment of 2.2% as of July 20, 2007. When comparing the 3Q07 x 3Q06 a decrease of R$5.0 million or 0.4% is shown, mainly motivated by the decrease in average lines in service, partially offset by the tariff adjustment. It is important to highlight that since the beginning of 2007, the Company intensified efforts to improve the quality and profile of the customer base.

Installation Fee: reached R$88.7 million in the 9M07, showing an increase of R$1.3 million or 1.5%, when compared to the same period of the previous year, mainly because of the tariff adjustment of 2.2% as of July 20, 2007, partially offset by lower sales, due to a higher focus in promotions selectivity, seeking more quality sales and lower future frauds. When comparing the 3Q07 x 3Q06, an increase of R$2.0 million or 6.3% is shown due to the same aforesaid reasons.

Results January – September 2007 - TELESP 5

Local Service: totaled R$2,180.8 million in the 9M07, a decrease of R$226.7 million or 9.4% when compared to the same period of the previous year. When comparing the 3Q07 with the 3Q06, an R$112.0 million or 13.7% decrease is noted. Both were justified by the lower average lines in service, and by a traffic decrease.

DLD: totaled R$2,351.5 million in the 9M07, an increase of R$77.6 million or 3.4% when compared to the same period of the previous year. When comparing 3Q07 x 3Q06, an increase of R$7.5 million or 1.0% is shown. The variations are explained by the following reasons:

Long distance (intra-state): recorded revenues of R$1,611.8 million in the 9M07, an increase of R$40.5 million or 2.6% when compared to the same period of the previous year, due to tariff adjustment as of July 20, 2007, to the higher SMP traffic, mainly justified by an increase in the market share of “15”, as a consequence of commercial loyalty efforts and to the successful offer of long distance bundles. This effect was partially offset by a reduction of outgoing fixed traffic. When comparing the 3Q07 x 3Q06, a decrease of R$16.6 million or 3.1% is noted due to the reduction in outgoing fixed traffic that do not offset the tariff adjustment, the higher SMP traffic and the outgoing bundles.

Long distance (inter-state): reached R$739.8 million in the 9M07, an increase of R$37.1 million or 5.3% when compared to the same period of 2006, due to the tariff adjustment as of July 20, 2007 and to the higher SMP traffic, mainly justified by an increase in the market share of “15”. This effect was partially offset by the reduction of outgoing fixed traffic. When comparing 3Q07 x 3Q06, an increase of R$24.1 million or 11.3% is shown due to the same aforesaid reasons.

Inter-network revenues: reached R$3,071.9 million in the 9M07, a reduction of R$132.0 million or 4.1% when compared to the same period of the previous year, due to a focused effort in anti-fraud measures, partially offset by the tariff adjustment as of July 20, 2007. When comparing 3Q07 x 3Q06, a decrease of R$1.3 million or 0.1% is shown, justified by the same aforesaid reasons.

ILD: reached R$120.3 million in the 9M07, an increase of R$2.2 million or 1.9% when compared to the same period of 2006, reflecting an increase in the SMP traffic. When comparing 3Q07 x 3Q06, significant variations were not registered.

Interconnection Revenues: totaled R$301.2 million in the 9M07 and, when compared to the same period of the previous year, a decrease of R$103.6 million or 25.6% is shown. When comparing the 3Q07 with the 3Q06, interconnection revenues decreased R$36.5 million or 27.5% . Both effects were chiefly caused by the new interconnection rules in place as of January 1, 2007, which limited the maximum values for local interconnection tariffs (TU-RL) to 40% of the local minute value, which represents a decrease of 20.0% when compared to the tariff in place until December/2006. Furthermore, it was registered a traffic decrease of other incumbents as they are using their own network.

Public Telephony: recorded R$464.3 million in the 9M07, an increase of R$44.6 million or 10.6% when compared to the same period of the previous year, due to the improvement in sales of public telephony cards, the renegotiation of margins offered to dealers, and the tariff adjustment as of July 20, 2007. When comparing the 3Q07 with the 3Q06 revenues increase 3.6% or R$5.8 million due to the same aforesaid reasons.

Data Transmission: reached R$2,171.3 million in the 9M07, an increase of R$819.5 million or 60.6% when compared to the same period of the previous year, due to the internalization of services rendered by the subsidiary Telefônica Empresas S.A, besides the growth in the “Speedy” service. An

Results January – September 2007 - TELESP 6

improvement of R$188.9 million or 33.3% was recorded when comparing the 3Q07 x 3Q06 due to the same aforesaid reasons.

Infrastructure rental: totaled R$230.9 million in the 9M07, a drop of R$70.2 million or 23.3% over 9M06. When comparing the 3Q07 with the 3Q06, revenues declined R$28.3 million or 28.0% . Both were mainly explained by the fact that a big portion of this service was rendered to Telefônica Empresas S.A., besides the renegotiation of EILD contracts (rental for the wholesale exploitation of dedicated lines).

Others: reached R$649.8 million in the 9M07, an increase of R$61.2 million or 10.4% over 9M06, mainly explained by the increase of the customer base that possess Detecta (service of calls identification), by external network managing, PABX maintenance and by the equipments selling. When comparing 3Q07 x 3Q06, an increase of R$34.8 million or 18.2% is registered due to the same aforesaid reasons.

Results January – September 2007 - TELESP 7

OPERATING EXPENSES HIGHLIGHTS

Operating Expenses in the 9M07 reached R$6,294.7 million and when compared to the same period of the previous year, registered an increase of R$686.6 million or 12.2% . When comparing the 3Q07 versus 3Q06, it was recorded an increase of R$370.1 million or 21.6% . The Operating Expense variations are explained as follows:

Personnel expenses reached R$622.2 million in the 9M07, an increase of R$90.2 million or 17.0% over 9M06, mainly due to salary raise in September/06 and September/07, a headcount increase as a result of the incorporation of Telefônica Empresas and Early Retirement Programs (PDI) realized in February/07 and June/07. These effects were partially offset by the decrease in headcount as of February/07. When comparing 3Q07 versus 3Q06, this entry recorded a growth of R$5.4 million or 3.0%, mainly justified by salary rises in September/06 and September/07, partially offset by a headcount decrease as of February/07.

General and administrative expenses totaled R$5,128.0 million in the 9M07, showing a raise of R$185.3 million or 3.7% when compared to the same period of the previous year. When comparing 3Q07 versus 3Q06, general and administrative expenses raised by 2.7% or R$44.3 million.

The General and Administrative Expenses changes are mainly explained as follows:

Supplies totaled R$115.5 million in the 9M07, an increase of R$6.1 million or 5.6% when compared to the same period of the previous year, due to an increase in cost of sales after the incorporation of Telefônica Empresas, partially offset by the reduction of maintenance supplies of the productive plant and by a decrease in expenses connected to supplies of data processing. When comparing the 3Q07 with the 3Q06, supplies expenses decreased 6.1% or R$2.6 million, due to the maintenance of the productive plant and the decrease in costs related to public telephony cards.

Outsourcing expenses totaled R$2,067.1 million in the 9M07, a raise of R$102.2 million or 5.2% over 9M06, mainly due to an increase of expenses related to customer service, telesales and cobilling. When comparing the 3Q07 with 3Q06, outsourcing expenses raised R$14.4 million or 2.2%, due to the same aforesaid reasons.

Interconnection expenses reached R$2,666.5 million in the 9M07, a decrease of R$1.8 million or 0.1% when compared to same period of the previous year, mainly due to the new interconnection rules in place as of January 1, 2007, which represents a decrease of 20.0% in the maximum values for local interconnection tariffs (TU-RL) compared to the tariff in place until December/2006, partially offset by the SMP traffic increase with the “15” (selection code of the operator) and by the readjustment of 2.25% in VUM on July 20, 2007. When comparing the 3Q07 with the 3Q06 interconnection expenses increase 1.5% or R$12.9 million, due to the SMP traffic increase with the “15” and by the VUM readjustment, partially offset by the new interconnection rules as of January 01, 2007.

Other Expenses reached R$278.8 million in the 9M07, an increase of R$78.8 million, or 39.4% over 9M06, due to the increase of expenses with network rental for infrastructure for last-mile call termination, rental of network for data transmission and administrative building rental. When comparing the 3Q07 with the 3Q06, other expenses increase 24.5% or R$19.6 million, due the same aforesaid reasons.

Results January – September 2007 - TELESP 8

Taxes totaled R$302.2 million in the 9M07, recording a decrease of R$0.4 million or 0.1% in comparison to the same period of the last year, chiefly due to an alteration in the calculation base in the tax of renewal of the Contract of Concession, whose payment to ANATEL occurred on April 30, 2007, besides lower expenses with FUST. When comparing the 3Q07 with the 3Q06, significant variations were not registered.

Provisions reached R$487.9 million in the 9M07, an increase of R$197.0 million when compared to same period of the previous year. When comparing the 3Q07 with the 3Q06, an increase of R$78.7 million is registered. This was mainly motivated by a revision in 2007 over the commercial policy and for a more austere collection aiming minimized future levels of fraud and bad debt, and as a consequence, improving the customer base profile.

Investment gains (losses) recorded a negative result of R$3.9 million in the 9M07 and in the same period of the last year registered a negative result of R$0.2 million. When comparing the 3Q07 with the 3Q06, an increase of R$0.7 million is registered. Both variations are justified by the foreign exchange rate effect in the equity accounting as a result of consolidation of the subsidiary Aliança Atlântica.

Other operating revenues (expenses) in 9M07, recorded a negative net variation of R$210.8 million, or 45.8% compared to 9M06. When comparing the 3Q07 with the 3Q06, a negative net variation of R$242.4 million or 80.3% is recorded. Such behavior is mainly justified by the reversion of federal tax contingency related to the process judged by the society questioning the enlargement of COFINS’ calculation base (until the February 2004 competency) and PIS (until the November 2002 competency) with the addition of financial revenues, outsourcing and variation of the exchange rate, instead of just operating revenues. This reversion of R$257.6 million was executed in the 3Q06.

Results January – September 2007 - TELESP 9

OTHER HIGHLIGHTS

Depreciation in the 9M07 increased 0.6% or R$11.7 million when compared to the same period of 2006, mainly explained by the permanent and deferred assets incorporated from Telefônica Empresas S.A. in July 2006. When comparing the 3Q07 versus the 3Q06, a decrease of R$3.4 million or 0.5% was recorded due to the decrease in depreciation of permanent assets in service and the decrease of the obsolescence provision of ADSL modem.

Operating Financial Revenues / (Expenses): the financial result improved R$94.5 million or 17.1% when comparing the 9M07 with the 9M06, mainly justified by the reduction of interest rate (CDI), by the lower average net indebtedness and by the reduction in the deliberation of interests on own capital in the period. When comparing the 3Q07 with the 3Q06, the net financial result decreased R$25.8 million or 54.6%, mainly due to revenues from a reversion of monetary updating of contingencies in the 3Q06. Excluding the reversion impact, the financial result improves R$25.0 million or 25.5% .

Non-Operating Revenues (Expenses) in the 9M07 recorded a positive result of R$125.0 million, an increase of R$111.3 million when compared to same period of the previous year, due to assets sold, mainly by land sold in the 1Q07, besides the discharge of coming credits of collection not identified and not complained. When comparing the 3Q07 versus 3Q06, an increase of R$4.1 million is observed, mainly due to the increase in revenues with fine on supplies, besides the discharge of coming credits of collection not identified and not complained.

Loans and Financing: On September 30, 2007, the Company had R$615.0 million in loans and financing denominated in foreign currency (R$513.1 on June 30, 2007), from which R$455.4 million were raised at fixed interest rates (R$317.3 million on June 30, 2007), and R$159.6 million were raised at variable interest rates (Libor) (R$195.8 million on June 30, 2007). In order to be protected against exchange risk and variable interest rates of these loans denominated in foreign currency, the Company contracted hedge transactions to peg these debts to the local currency, with floating interest rates indexed to the CDI, thus the indebtedness of the Company is only affected by fluctuations on this rate. On September 30, 2007, 100% of financial debt denominated in foreign currency (100% on June 30, 2007) was covered by active positions in hedge transactions (Swap to “CDI”) which reported a consolidated net negative result of R$128.7 million, while a liability of R$342.7 million was recorded on September 30, 2007, to acknowledge the net position of derivatives in such date. Since they are protective trades, part of the consolidated net negative result of R$128.7 million related to derivatives are offset by revenues from foreign exchange rate variation of the debts, in the amount of R$77.8 million. The position in loans and financing also includes the value of the debentures issued in 2004, renegotiated on September 01, 2007, paying interests based on the variation of the CDI rate + fixed spread, in the amount of R$1,511.8 million (R$1,513.3 million on June 30,2007).

To reduce the exposure of the local interest rate (CDI), the Company invests the balance of cash and cash equivalents (financial instruments) of R$1,184.1 million (R$149.5 million on June 30, 2007) mainly in short-term instruments, based on the variation of the CDI. The Company also had swap trades "CDI x pre" to partially cover fluctuations from domestic interest rates. On September 30, 2007, such trades, which had a contracted volume of R$840.0 million (R$1.1 billion on June 30, 2007) reached a net positive consolidated result of R$3.5 million, being this temporary gain recorded in the income statement. In addition, the company has “swap” operations – CDI + spread x %CDI, in the amount of R$1.5 billion, to cover the fixed debentures spread, which generate a positive result of R$4.0 thousand.

Results January – September 2007 - TELESP 10

CORPORATE EVENTS

Debentures: On September 03, 2004, the Company announced a Public Offering of Securities and the activation, within the Program’s parameters, of the First Issuance of Telesp’s debentures. The Offer consisted of the issuance of 150,000 not convertible debentures, of unsecured type, with face value of R$10 mil per unit, totaling the amount of R$1.5 billion, in single tranche, maturing on September 01, 2010. The debentures conditions were renegotiated on September 01, 2007, end date of the first validity period of Remuneration, and the second period also began in that date with closing foreseen to September 01, 2010, the debentures’ maturity date. The debenture bears interest on a quarterly basis payment, of the accumulated average rates of the interbank interest rate of one day (DI rate), capitalized by a spread of 0.35% per year, calculated and disclosed the Custody and Settlement – CETIP since the renegotiation date.

Corporate Restructuring in 2006

a) Incorporation of Atrium Telecomunicações by A. Telecom - On March 01, 2006, A. Telecom S.A. took over its affiliated Santo Genovese Participações Ltda. after this latter incorporated its affiliated Atrium Telecommunicações Ltda., as a result of this transaction, Santo Genovese was extinct. Thus, A.Telecom started carrying out Atrium former function. This action aims improve synergies consolidating all activities in only one company, rationalizing management, simplifying the administrative and corporate structure and, offering wider and integrated services to clients.

b) Incorporation of Telefônica Data Brasil Holding and partial spin-off of Telefônica Empresas S.A. - On March 09, 2006, Telesp and Telefônica Data Brasil Holding Ltda. (“TDBH”), both controlled by the Telefónica Group, approved the proposal for restructuring the Multimedia Communication Services (“SCM”) activities of Telefônica Empresas S.A. (“T. Empresas”) and Telesp. This operation comprises the following steps:

(i)	The merger of TDBH into Telesp, while the shareholders of TDBH will receive shares of Telesp in accordance to the announced exchange ratio. Through this agreement, Telefônica Empresas S.A. will become a fully owned subsidiary of Telesp. This latter will succeed TDBH in all its rights and obligations; and

(ii)	The partial spin-off of Telefônica Empresas, transferring to Telesp the SCM assets and activities in regions where such service is already rendered by Telesp.

The Company’s Extraordinary General Meeting held on April 28, 2006 approved the corporate restructure proposal. Nevertheless, as a result of the injunction got in writ of prevention proposed by

Results January – September 2007 - TELESP 11

TDBH’s minority shareholders, TDBH’s General Meeting was authorized by the Judiciary branch, however, its effects were temporarily suspended. On July 25, 2006 this temporary restraining order was abrogated and the effects of the corporate restructuring were produced starting from the publication of the lawsuit on July 28, 2006.

Agreement with Abril Comunicações S.A. – In accordance with the material fact published on October, 29, 2006, the Society celebrated with Abril the Private Instrument of Convergence Agreement, Purchase and Sale of businesses, assets, shares and other covenants (“Agreement”), aiming to offer the convergence of telephony, broadband and pay TV (“triple play”) technologies, thus increasing services to match the crescent demand from users of these technologies.

As provided by the agreement, Telesp and Abril, put together efforts through the formalization of several contracts with commercial and operational disposition. There will be subject of acquisition by the Company, the representative shares of 100% of a company capital, which will hold on the closing date established in the Contract (i) directly, 100% of the shares representatives of a company that renders MMDS and broadband services inside and outside São Paulo’s State; (ii) indirectly, 100% of preferred, as well as common shares at the limit of the prevailing law and regulation, of a company, which renders cable TV services outside São Paulo’s State and (iii) indirectly, 100% of preferred, as well as common shares at the limit of the prevailing law and regulation, of a company’s capital stock, which renders cable TV services in the São Paulo’s State.

The fulfillment of the corporate acquisition is submitted to the compliance of precedent conditions established in the Contract, involving the preliminary approval of the Telecommunication National Agency – ANATEL. On October 31, 2007, ANATEL communicated in a collective press conference that had concluded the regulatory analysis process of the partnership between Grupo Abril and the Company, approving the transaction. Such decision should be published soon in the Official Gazette. The process is being analyzed and will be judged by CADE (Administrative Council of Economic Defense) under the competitive point of view.

In assistance to the contractual disposal on September 30, 2007, the Company carried out an advance in the value of R$303.3 million to the Grupo Abril (R$283.6 million on June 30, 2007), receiving as guaranty of the aforementioned agreement, assets from TVA’s network.

Results January – September 2007 - TELESP 12

DIVIDENDS AND INTEREST ON OWN CAPITAL

IONW - ON DECEMBER 18, 2006, the Company’s Board of Directors approved, “ad referendum” at the General Shareholders’ Meeting, the distribution of Interest on Own Capital related to the fiscal year 2006 in the amount of R$120 million, withholding income tax of 15%, thus the net interested paid to the shareholders, who held shares in the Company’s registry book on the market close of December 28, 2006, was R$102 million. Telesp’s shares were considered as ex-interest on own capital as of December 29, 2006. The payment started on May 28, 2007, in accordance to the statement below:

Dividends - On March 29, 2007, the Telesp’s General Shaeholders’ Meeting approved the distribution of dividends based on the accumulated earnings reported in the annual balance sheet of the Company, dated as of December 31, 2006 in the amount of R$705.6 million to the shareholders who held shares in the Company’s registry book on the market close of March 29, 2007 and shares were considered as ex-dividends as of March 30, 2007. The payment started on May 28, 2007, in accordance to the statement below:

IONW - On April 18, 2007, the Board of Directors of the Company approved, “ad referendum” of the Annual Shareholders’ Meeting, the distribution of interests on own capital in the amount of R$221 million, withholding income of 15%, thus the net interested paid to the shareholders, who held shares in the Company’s registry book on the market close of April 30, 2007, was R$187.85 million. Telesp’s shares were considered ex-interest on own capital as of May 1, 2007. The payment started on May 28, 2007, in accordance the statement below:

Results January – September 2007 - TELESP 13

ADDITIONAL NOTES

CVM Edict # 371 – Pension Plan Accounting Procedures: The Company registered the liabilities related to pension plans according to the Edict CVM # 371 published on December 13, 2000. The actuary valuation of the pension plans was executed in December 2005 and December 2004, based on the participants’ registry book as of November 2005 and September 2004, respectively. The projected unitary credit method was adopted and all the actuary gains and losses for each fiscal year were immediately registered. The assets of the pension plans are positioned on November 30, 2006 and 2005, respectively. For the cases of multi-sponsored plans (PAMA and PBS-A), the division of their assets was done based on the Company’s liabilities relative to the total liabilities of the pension plan. The total value of the registered liability on September 30, 2007, was R$80.6 million.

Fixed-to-Mobile Tariff Increase – On March 28, 2006, through Edict #57109, Anatel (Agência Nacional de Telecomunicações) approved the 7.99% tariff adjustment for the fixed-to-mobile long distance calls (VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, Anatel approved the readjustment of the fixed-to-mobile interconnection rate (VUM) related to the VC2 and VC3 in 4.5% . The readjustments were effective from March 31, 2006 on.

Fixed-to-Fixed Tariff Increase – On July 10 and July 14, 2006, through Edicts #59517 and #59665, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Switched Fixed Telephony Service - STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 14, 2006 on for the Local Service from July 20, 2006 on for the Domestic Long Distance Service. The following average readjustments were applied to the tariff baskets: Local: -0.38%; Long Distance: -2.73% .

New interconnection rules: in accordance to the Concession Contract renewal, the new interconnection rules prevailing as of January 1, 2007, limit the TU-RL tariff up to 40% of the value per minute.

Migration Pulse/Minute: on March, 31, 2007, Telesp started the collection migration process from pulse to minute, according to the Concession Agreement’s renewal which was completed on July, 31, 2007. Besides the basic plan, there is the PASOO (Alternative Plan of Compulsory Offer). Follows the main differences between these plans:

Results January – September 2007 - TELESP 14

Fixed-to-Fixed Tariff Increase – On July 17, 2007, through Edicts #66028 and #66031, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Switched Fixed Telephony Service - STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 20, 2007. The following readjustments were applied equally to the Local and DLD, in other words, 2.21% .

However, worried about the total transparency over the process of local calls conversion from pulses to minutes, the Company postponed, in a promotional disposition, the implementation of the tariff adjustment over local pulses and minutes to October 01, 2007.

Fixed-to-Mobile Tariff Increase – On July 17, 2007, through Edict #66029, Anatel (Agência Nacional de Telecomunicações) approved the 3.29% tariff adjustment for the fixed-to-mobile calls (VC1, VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, Anatel approved the readjustment of the fixed-to-mobile interconnection rate (VUM) related to the VC1, VC2 and VC3 in 2.25% . The readjustments were effective as of July 20, 2007.

SUBSEQUENT EVENTS

BNDES Loan – on October 10, 2007 the National Bank of Economic and Social Development (BNDES) approved a loan of R$2.0 billions to Telesp. The amount will be applied in the network modernization and expansion of services of voice, data and video.

Results January – September 2007 - TELESP 15

HISTORICAL SUMMARY

Since November 30, 1999 and due to a corporate restructuring, Telecomunicações de São Paulo S.A. -TELESP is the new name of Telesp Participações S.A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the spin off of Telecomunicações Brasileiras S.A., on May 22, 1998. TELESP is the main provider of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES, thus privatizing the Company, on July 29, 1998.

In December 1999, Telecomunicações de São Paulo S.A. - TELESP acquired voting and non-voting shares of Centrais Telefônicas de Ribeirão Preto S.A. - CETERP. The CETERP cellular operating division was sold afterwards.

The tender offer to exchange the shares of the Company by BDRs (Brazilian Depositary Receipts) representative of the shares of Telefónica, S.A. was concluded on June 30, 2000.

On August 03, 2000, the wholly owned subsidiary Telefônica Empresas S.A. was created, whose corporate goal is to render switched package network services. On November 24, 2000, the Company completed the capital increase on its fully owned subsidiary in local currency and through the valuation of the assets related to the switched package network services, including the transfer of the authorization to render that service.

On January 30, 2001, Telefônica Data Brasil Holding S.A. was created, resulting of the partial spin-off of the Company’s net equity. This equity was represented by the investment in the fully owned subsidiary Telefônica Empresas S.A. and accounts receivable. The purpose of the creation of Telefônica Data Brasil Holding S.A. was the segregation of the operating activities related to the switched package network services, due to the administrative and operating restructuring in the year 2000.

TELESP's business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees, decisions, plans and regulatory measures.

TELESP became the first operator to file the corresponding information of the accomplishment of ANATEL's targets. ANATEL has already granted the license to permit Telesp to offer domestic and international long distance services to its customers, and also to extend its business out of its concession area (São Paulo) to the whole country.

The international long distance services started to be deployed on May 7, 2002 while the domestic long distance services were not being rendered in that period due to a legal injunction. For the same reasons, the domestic long distance services started to be deployed on July 29, 2002.

The Board of Directors of ANATEL, on its 240th meeting held on January 29, 2003 granted Telecomunicações de São Paulo S.A. - Telesp the authorization to exploit the Multimedia Communications Service (SCM) nationwide. The Company may offer voice and data services through points of presence, composed of networks and telecommunication circuits.

On July 06, 2003, the mobile telephony operators started to implement the long distance carrier selection (CSP). It enables the client to determine the long distance carrier for each domestic long

Results January – September 2007 - TELESP 16

distance call (VP2 and VP3) or international call, according to the SMP – Mobile Personal Service rules. Consequently, the Company started to acknowledge the revenues from said services and, at the same time, started to pay to the mobile telephony operators for the use of their networks.

On September 04, 2004, the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, were implemented. This Resolution deals with the reconfiguration of the local areas for the Switched Fixed Telephony Service - STFC. As a consequence, all calls, previously billed as domestic long distance DC level (Áreas Conurbadas), are now billed as local calls. In São Paulo, this modification involved 53 municipalities, while 39 of them are in Grande São Paulo.

On December 04, 2004, the phase II of the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, was implemented. This modification involved 25 municipalities, distributed into 9 different groups. The calls among the municipalities within each group will be billed as local calls. Previously, such calls were billed as domestic long distance, levels 1 and 2.

On December 24, 2004, the Company acquired the control of Santo Genovese Participações Ltda., controller of Atrium Telecomunicações Ltda. (“Atrium”), company dedicated to the management of the rendering of telecommunication services. The operation allowed the Company to increase its offer to the domestic market with services that have greater value added, through the management of the rendering of telecommunication services.

On December 31, 2005, the concession contract for the STFC expired. On December 22, 2005, this concession contract was extended for a period of 20 years, while it can be modified on December 31, 2010, December 31, 2015 and December 31, 2020. This condition allows Anatel to establish new conditions and new targets for universalization and quality, taking into consideration the conditions in place by that time.

Every two years for the 20-years period of the new contracts, the public regime companies will have to pay a renewal tax equivalent to 2% of the revenues of the STFC of the previous year of the payment, net of applicable taxes and social contributions. Since 2006, the Company has been provisioning the concession renewal rate by competence regime. Considering that this rate is connected to two periods, the Company will register as costs of the rendered services 1% of the annual net revenues of each period. The first payment of the bi-annual tax will take place on April 30, 2007, based on the net incomes of STFC 2006. The next payment is foreseen for April 30, 2009 based on the net incomes of STFC 2008.

On July 28, 2006, the corporate restructuring involving the activities of the Multimedia Communication Services (SCM), through the merger of TDBH into Telesp and partial spin-off of Telefônica Empresas, was finalized. The process also includes the transfer to Telesp of the assets and activities of the SCM in the regions in which such service is already rendered by Telesp.

On March 14, 2007 ANATEL conceded to A.Telecom one license to offer Pay TV through satellite (Direct to Home – DTH). DTH is a special type of service of Pay TV that uses satellites for the direct distribution of television and audio signs for the subscribers. The launch of the commercial operation occurred on August 12, 2007.

Results January – September 2007 - TELESP 17

CONSOLIDATED INCOME STATEMENTS

For the periods ended on September 30, 2007 and September 30, 2006

Unaudited (Million reais)

	January - September			July - September		
	2007	2006	% var	2007	2006	% var
Gross operating revenue	15.917,1	15.404,8	3,3	5.254,9	5.199,1	1,1
Monthly subscription fee	4.286,3	4.248,0	0,9	1.412,2	1.417,2	(0,4)
Installation charge	88,7	87,4	1,5	32,9	31,0	6,3
Local Service	2.180,8	2.407,5	(9,4)	703,7	815,7	(13,7)
DLD	2.351,5	2.273,9	3,4	753,2	745,7	1,0
Intra-state	1.611,8	1.571,3	2,6	515,8	532,4	(3,1)
Inter-state	739,8	702,7	5,3	237,4	213,3	11,3
Fixed-to-mobile revenues	3.071,9	3.203,9	(4,1)	999,4	1.000,7	(0,1)
ILD	120,3	118,1	1,9	36,1	36,1	0,0
Interconnection	301,2	404,8	(25,6)	96,4	132,9	(27,5)
Public telephony	464,3	419,7	10,6	165,9	160,1	3,6
Data transmission	2.171,3	1.351,7	60,6	756,6	567,8	33,3
Infrastructure rental	230,9	301,1	(23,3)	72,9	101,3	(28,0)
Others	649,8	588,6	10,4	225,4	190,7	18,2
Deductions	(4.926,0)	(4.527,3)	8,8	(1.637,8)	(1.546,8)	5,9
Net operating revenues	10.991,0	10.877,5	1,0	3.617,1	3.652,3	(1,0)
Operating expenses	(6.294,7)	(5.608,1)	12,2	(2.081,0)	(1.710,8)	21,6
Personnel expenses	(622,2)	(532,0)	17,0	(186,1)	(180,7)	3,0
General and administrative expenses	(5.128,0)	(4.942,7)	3,7	(1.702,7)	(1.658,3)	2,7
Supplies	(115,5)	(109,5)	5,6	(40,1)	(42,7)	(6,1)
Outsourcing expenses	(2.067,1)	(1.964,9)	5,2	(673,7)	(659,2)	2,2
Interconnection expenses	(2.666,5)	(2.668,3)	(0,1)	(889,2)	(876,3)	1,5
Other expenses	(278,8)	(200,0)	39,4	(99,7)	(80,1)	24,5
Taxes	(302,2)	(302,5)	(0,1)	(99,7)	(99,7)	0,0
Provisions	(487,9)	(290,8)	67,7	(152,4)	(73,7)	106,7
Investment gains (losses)	(3,9)	(0,2)	n.a.	0,5	(0,2)	n.a.
Other operating revenues / (expenses)	249,4	460,2	(45,8)	59,5	301,9	(80,3)
Earnings before interest taxes, depreciation and amortization - EBITDA	4.696,4	5.269,4	(10,9)	1.536,1	1.941,5	(20,9)
Depreciation and amortization	(2.006,6)	(1.994,9)	0,6	(670,8)	(674,2)	(0,5)
Financial revenues	374,7	454,5	(17,6)	174,5	102,0	71,0
Financial expenses	(610,1)	(715,4)	(14,7)	(247,5)	(149,3)	65,8
Interest on the company's net worth	(221,0)	(290,0)	(23,8)	0,0	0,0	n.d.
Operating income	2.233,4	2.723,6	(18,0)	792,3	1.220,1	(35,1)
Non-operating revenues (expenses)	125,0	13,7	n.a.	10,9	6,9	59,1
Income before income tax and social contribution	2.358,4	2.737,3	(13,8)	803,3	1.226,9	(34,5)
Income tax	(628,0)	(686,5)	(8,5)	(202,8)	(304,9)	(33,5)
Social contribution	(229,8)	(247,9)	(7,3)	(74,7)	(110,2)	(32,2)
Income before company's net worth reversion	1.500,5	1.802,9	(16,8)	525,7	811,8	(35,2)
Interest on company's net worth reversion	221,0	290,0	(23,8)	0,0	0,0	n.d.
Net income	1.721,5	2.092,9	(17,7)	525,7	811,8	(35,2)

Results January – September 2007 - TELESP 18

Results January – September 2007 - TELESP 19

Results January – September 2007 - TELESP 20

Note a) Effective from July 20, 2007, the maximum net tariffs of Local Services, through ANATEL's Edict #66,028 of July, 17, 2007, had an adjustment of 2.21% throughout the sectors 31, 32 and 34, incorporating the productivity gain of 0.68%, according to the foreseen rules in the Concession Agreement.

Note b) Effective from July 20, 2007, the maximum net tariffs of Domestic Long Distance Services, through ANATEL's Edict #66,031 of July, 17, 2007, had an average adjustment of 2.21% throughout the sectors 31, 32 and 34, incorporating the productivity gain of 0.68%, according to the foreseen rules in the Concession Agreement.

Note c) Effective from July 20, 2007, the calls related to the Mobile Personal Service - SMP, in the modalities VC-1, VC-2 and VC-3, through ANATEL's Edict #66,029 of July, 17, 2007, had an adjustment of 3.29% . This service starts to have the same date-base of readjustment of Local and Domestic Long Distance Services, in other words, June, 01, 2007 for future readjustments.

Results January – September 2007 - TELESP 21

Results January – September 2007 - TELESP 22

DISCLAIMER

This document contains statements that constitute forward-looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward-looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Company’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Brazilian Market Regulator.

For additional information, please contact:

Investor Relations Rua Martiniano de Carvalho, 851 – 17th Floor 01321-001 - São Paulo - Brazil Tel.: +55 11 3549 7200 / 7201 Fax: +55 11 3549 7202

E-mail: Daniel de Andrade Gomes dgomes@telefonica.com.br ri.telefonicabr@telefonica.com.br www.telefonica.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	November 06, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director